Exhibit 99.1

Orion Energy Systems Announces New Nominee for its Board of Directors

MANITOWOC, Wis. - Orion Energy Systems, Inc. (Nasdaq Capital Market: OESX), June 29, 2015 - a leading designer and manufacturer of high-performance, energy-efficient retrofit lighting platforms, today announced a new independent nominee for its Board of Directors – Anthony L. Otten, Chief Executive Officer of Versar, Inc. (NYSE MKT:VSR). Mr. Otten will stand for election at Orion’s 2015 Annual Meeting of Shareholders on August 5 as a Class II director with a term to expire at the 2018 annual meeting of shareholders, along with three of Orion’s returning Board members whose terms are expiring at the 2015 meeting.

CEO John Scribante expressed his support for Mr. Otten saying, “Mr. Otten is a highly qualified and accomplished individual, who will add tremendous value to our Board of Directors. The addition of a CEO of a publicly-traded company with significant capital markets expertise and merger and acquisition experience will strengthen our Board by expanding the diversity and skills of our leadership.”

About Orion Energy Systems

Orion is leading the transformation of commercial and industrial buildings with state-of-the-art energy efficient lighting systems and retrofit lighting solutions. Orion manufactures and markets a cutting edge portfolio of products encompassing LED Solid-State Lighting and high intensity fluorescent lighting. Many of Orion’s 100+ granted patents and pending patent applications relate to lighting systems that provide exceptional optical and thermal performance, which drive financial, environmental, and work-space benefits for a wide variety of customers in the retrofit markets.

Additional Information and Where to Find It

Orion has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement in connection with the election of certain nominees as directors and certain other matters to be considered by the shareholders at its 2015 Annual Meeting. The definitive proxy statement was sent beginning on June 19, 2015 to shareholders of record on June 10, 2015 and contains important information about the proposed nominees for election as directors and the other matters to be considered at the 2015 Annual Meeting. The Orion Energy Systems, Inc. proxy statement for the 2015 Annual Meeting and the 2015 Annual Report to Shareholders are available at https://www.proxydocs.com/OESX. Investors are also able to obtain these documents free of charge at the SEC web site (www.sec.gov).

BEFORE MAKING ANY VOTING DECISION, ORION’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE NOMINEES FOR ELECTION AS DIRECTORS AND CERTAIN OTHER MATTERS TO BE CONSIDERED AT THE 2015 ANNUAL MEETING. This Current Report on Form 8-K and press release do not constitute a solicitation of any vote or approval.

Participants in the Solicitation

The directors, nominees for election as director, executive officers and certain other members of management and employees of Orion may be deemed “participants” in the solicitation of proxies from shareholders in connection with the matters to be considered at the 2015 Annual Meeting. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with such matters is set forth in the definitive proxy statement filed with the SEC.

Investor Relations Contact:

Scott Jensen

Chief Financial Officer

Orion Energy Systems, Inc.

(920) 892-9340

Media Relations Contact:

Erica St. Angel

SVP Marketing

Orion Energy Systems, Inc.

(920) 892-5653

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